
03011929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2003

SEC FILE NUMBER
8- 41166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2002___ AND ENDING ___12/31/2002___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

San Jacinto Securities *Inc*

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5949 Sherry Lane, Suite 960
(No. and Street)

Dallas, Texas   75225
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Sterling   (214) 696-1050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company, P.C.
(Name — if individual, state last, first, middle name)

2705 Swiss Avenue   Dallas   Texas   75204
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___Don Sterling_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___San Jacinto Securities_____, as of ___December 31___, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

MEA... ...THEREDGE
Nota... ...te of Texas
My Commission Expires 11-10-03

Notary Public

_____
Signature

FINANCIAL PRINCIPAL
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAN JACINTO SECURITIES, INC.

December 31, 2002

FINANCIAL STATEMENTS

San Jacinto Securities, Inc.

FINANCIAL STATEMENTS

December 31, 2002

TABLE OF CONTENTS

DAVIS, CLARK AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Corporation

2705 SWISS AVENUE
DALLAS, TEXAS 75204
TELEPHONE (214) 824-2556
TELECOPIER (214) 823-9367

Independent Auditor's Report

Board of Directors
San Jacinto Securities, Inc.
5949 Sherry Lane, Suite 960
Dallas, Texas 75225

We have audited the accompanying statement of financial condition of San Jacinto Securities, Inc. as of December 31, 2002, and the related statements of income, of changes in stockholders' equity, of cash flows, and of changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Jacinto Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 17, 2003

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants



Statement of Financial Condition
December 31, 2002

ASSETS

Cash and money market accounts	$ 178,639
Receivables from brokers or dealers	
Clearance account	10,715
Commission	70,361
Receivables from noncustomers	73,048
Securities owned (at market value)	279,200
Property, furniture, equipment and leasehold improvements (at cost net of accumulated depreciation of $104,973)	5,237
Other assets	
Miscellaneous	7,254
Total assets	$ 624,454

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$ 60,562
Total liabilities	60,562
Stockholders' equity	
Common stock (.10 par value, 30,000 shares authorized, 21,560 shares issued and outstanding)	2,156
Additional paid-in capital	47,844
Retained earnings	513,892
Total stockholders' equity	563,892
Total liabilities and stockholders' equity	$ 624,454

The accompanying notes are an integral part of this statement.

San Jacinto Securities, Inc.   <u>Exhibit B</u>
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance beginning of period	$2,500	$147,500	$535,603	$685,603
Retirement of shares	(344)	(99,656)	- 0 -	(100,000)
Net (loss) for period	- 0 -	- 0 -	(21,711)	(21,711)
Balance at end of period	$2,156	$ 47,844	$513,892	$563,892

The accompanying notes are an integral part of this statement.

3

San Jacinto Securities, Inc.	Exhibit C
Statement of Income	
Year Ended December 31, 2002	

Revenues

Commissions	$ 1,277,894
(Loss) on firm securities trading accounts	(19,026)
Consulting	273,000
Interest and dividends	14,379
Total revenues	1,546,247

Expenses

Salaries and other employment costs for voting stockholders/officers	425,080
Other employee compensation and benefits	581,147
Clearance and registration fees	108,240
Other expenses	453,491
Total expenses	1,567,958

Net (loss)	($ 21,711)

(Loss) per share	($ 0.99)

The accompanying notes are an integral part of this statement.

Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:

Net (loss)	($	21,711)
Non cash expenses, revenue, losses and gains included in net income:		
Depreciation		5,208
(Increase) in accounts receivable from broker/dealers	(	70,439)
(Increase) in reveivables from noncustomers	(	25,000)
(Increase) in securities owned	(	36,209)
Increase in accounts payable		50,823
(Decrease) in payable to brokers or dealers	(	30,741)
Net cash flow (used in) operating activities	(	128,069)
Cash flows from investing activities		
Payment of not receivable		100,000
Purchase of office furniture	(	339)
Net cash (used in) investing activities		99,661
Cash flows from financing activities		
Payment of subordinated loan	(	100,000)
Purchase of Treasury Stock	(	100,000)
Net cash (used in) financing activities	(	200,000)
Net (decrease) in cash and money market accounts	(	228,408)
Cash and money market accounts at the beginning of the year		407,047
Cash and money market accounts at the end of the year	$	178,639

Supplemental Cash Flow Information:

Interest expense actually paid	$	667
Income taxes actually paid	$	- 0 -

The accompanying notes are an integral part of this statement.

San Jacinto Securities, Inc.   <u>Exhibit E</u>
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2002

Balance, December 31, 2001 $100,000

Maturity of secured demand note collateral agreement   (100,000)

Balance, December 31, 2002 $ - 0 -

The accompanying notes are an integral part of this statement.

1. Summary of Significant Accounting Policies

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, management selects generally accepted accounting principles and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure and allocate Company resources and obligations within the financial process according to those principles. Below is a summary of certain accounting policies selected by management.

A. General

San Jacinto Securities, Inc. operates as an introducing broker and forwards all transactions and customer accounts to Southwest Securities, Inc. who carries such accounts on a fully disclosed basis. From time to time, the Company participates as part of the "selling group" in underwritings. All underwritings in which the Company participated were on a "best efforts" basis. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934, (Act).

B. Securities Transactions

Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date.

C. Trading Securities

Trading securities are valued at market and unrealized gains and losses are reflected in gains or losses on firm securities trading accounts.

D. Fixed Assets

The Company uses three year straight line depreciation. Total depreciation expense for 2002 was $5,208.

E. Cash Flows

The Company uses the "indirect method" in preparing the Statement of Cash Flows. For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid instruments with original maturities of three months or less.

San Jacinto Securities, Inc.
Notes to Financial Statements
December 31, 2002

1. Summary of Significant Accounting Policies (cont'd)

F. Accounting Estimates

Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities and spot commodities owned and lives used to depreciate fixed assets. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied.

G. Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and accordingly no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

2. Receivables from Brokers and Dealers

Pursuant to the correspondent agreement with Southwest Securities, Inc., all customer accounts are forwarded to Southwest Securities, Inc. on a fully disclosed basis. San Jacinto Securities, Inc. has placed a $10,715 clearing deposit with Southwest Securities, Inc.

3. Securities Owned

Securities owned at December 31, 2002 consisted of trading securities as follows:

	Cost	Market Value
Corporate stocks	$ 229,258	$ 279,200

4. Federal Income Tax

Effective January 1, 1990, the Company elected to be taxed as a Subchapter S Corporation. Had the election not been made, the company would have had a tax refund of approximately $1,470. There is no substantial difference between the book basis and tax basis of net assets.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

In addition, the net capital rule provides that equity capital may not be withdrawn or cash dividends paid if resulting aggregate indebtedness to net capital ratio would be less than 10 to 1 or net capital is reduced below the minimum required net capital. At December 31, 2002, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Percent of Aggregate Indebtedness
$ 100,000	$ 407,000	$ 307,000	15%

6. Commitments and Concentrations of Credit Risk

The Company leases office space pursuant to a written agreement with Sterling Plaza, LTD. Rent expense relating to this lease in 2002 was $84,149. The remaining aggregate minimum lease payments are as follows:

Year Ended December	Amount
2003	$ 74,441
2004	70,789
2005	71,041
2006	71,041
2007	73,812
2007 & thereafter	6,172
Total	$ 367,296

In addition, the Company leases one vehicle, several computers and a copier. The total remaining aggregate minimum lease rental is as follows:

Year Ended December	Amount
2003	$ 13,933
2004	6,222
2005	3,112
Total	$ 23,267

The Company maintains balances at BankOne in excess of federally insured amounts.

9

6. Commitments and Concentrations of Credit Risk (cont'd)

Due to the nature of the Company's business, the Company may become party to various claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of Management, all such matters would currently be of such kind, or involve such amounts, that an unfavorable disposition would not have a material affect on the financial position of the Company.

The Company engages in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Employee Benefit Plan

Effective June 30, 1992, the Company adopted a Simplified Employee Pension Plan covering substantially all employees. During 2002, the Company contributed $60,562 to the plan.

8. Retained Earnings

The Company's retained earnings are segregated into two classifications. One classification discloses the balance of retained earnings up to the effective date of the "S" Corporation election, including subsequent distributions charged. The second classification, Accumulated Adjustment Account, represents the undistributed previously taxed income of the shareholders.

The balance of retained earnings at December 31, 2002 consists of the following:	
Retained Earnings (prior to January 1, 1990)	$ 7,450
Accumulated Adjustment Account	506,442
Total	$ 513,892

9. Fair Value of Financial Instruments

Cash, money market funds, receivables, securities owned, payable to brokers/dealers accounts payable and accrued liabilities approximate their respective fair values as of December 31, 2002 due to the short maturity of these instruments or their being recorded at quoted market value.

10. Related Party

As of December 31, 2002, the Company had advanced the majority owner $70,375.

In December 2002, the Company loaned one of the owners $100,000 at a rate of 1.1% per annum to be repaid on February 28, 2003. Prior to December 31, 2002, it was agreed to repurchase and retire, 3,440 of the borrower's common stock as full payment of this note.

San Jacinto Securities, Inc.   <u>Schedule 1</u>
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2002

Total stockholders' equity $ 563,893
   Add liabilities subordinate to claims of general creditors   <u>- 0 -</u>
Total stockholders' equity qualified for net capital   <u>563,893</u>

Deductions
   Total nonallowable assets from statement of financial condition   (85,539)
   Other additions or allowable charges   <u>- 0 -</u>
      Total deductions   (85,539)

Net capital before haircuts on securities positions   478,354

Haircuts on Securities: [computed, where applicable, pursuant to 15c3-1(f)]
   Other securities   (43,825)
   Undue concentration   (<u>   27,529)</u>

Net capital $<u>   407,000</u>

Ratio: Aggregate indebtedness to net capital   <u>Nominal</u>

The accompanying notes are an integral part of this schedule.

12

Reconciliation of Net Capital Requirements
Pursuant to Rule 17a-5d4
December 31, 2002

	Per Focus Report	Adjustments	Per Audit Report
Net Capital	$416,262	($9,262)	$407,000

Adjustments effecting net capital is due to a change in undue concentration.

The accompanying notes are an integral part of this schedule.

Reconciliation of Computation of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2002

San Jacinto Securities, Inc., claims exemption from the provisions of Rule 15c3-3 pursuant to Rule 15c3-3 Section (k)(2)(ii). As an introducing broker, San Jacinto Securities, Inc., clears all transactions with and from customers on a full disclosed basis with Southwest Securities, Inc. All customer funds and securities are promptly transmitted to Southwest Securities, Inc.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2002

San Jacinto Securities, Inc., operates as an introducing broker and forwards all transactions and customer accounts to Southwest Securities, Inc. who carries such accounts on a fully disclosed basis. Securities transactions are recorded on blotter receipts and then transferred to Southwest Securities, Inc. on a same day-basis.

The accompanying notes are an integral part of this schedule.